November 17, 2021

VIA EDGAR

Ms. Stacie Gorman

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bluerock Residential Growth REIT, Inc.

Registration Statement on Form S-3, as amended

Originally Filed April 20, 2021

File No. 333-255388

Dear Ms. Gorman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bluerock Residential Growth REIT, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-255388), so that it will become effective at 8:00 a.m. Eastern Time on Monday, November 22, 2021, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(1)       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)       the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Jason Emala, internal counsel to the Registrant, at (551) 223-2489, or Kathryn A. Lawrence of Kaplan Voekler Cunningham & Frank PLC, outside counsel to the Registrant, at (804) 385-8981.

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Very truly yours,

BLUEROCK RESIDENTIAL GROWTH REIT, INC.

By: /s/ R. Ramin Kamfar
Name: R. Ramin Kamfar
Title: Chief Executive Officer